MARTIN LIPTON

HERBERT M. WACHTELL

PAUL VIZCARRONDO, JR.

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ANDREW R. BROWNSTEIN

MARC WOLINSKY

STEVEN A. ROSENBLUM

JOHN F. SAVARESE

SCOTT K. CHARLES

JODI J. SCHWARTZ

ADAM O. EMMERICH

RALPH M. LEVENE

RICHARD G. MASON

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JOSEPH D. LARSON

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

JOHN F. LYNCH

WILLIAM SAVITT

51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403 -1000 FACSIMILE: (212) 403 -2000

ERIC M. ROSOF

GREGORY E. OSTLING

DAVID B. ANDERS

ANDREA K. WAHLQUIST

ADAM J. SHAPIRO

NELSON O. FITTS

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

RONALD C. CHEN

GORDON S. MOODIE

DONGJU SONG

BRADLEY R. WILSON GRAHAM W. MELI

GREGORY E. PESSIN

CARRIE M. REILLY

MARK F. VEBLEN

VICTOR GOLDFELD

EDWARD J. LEE

BRANDON C. PRICE

KEVIN S. SCHWARTZ

MICHAEL S. BENN

SABASTIAN V. NILES

ALISON ZIESKE PREISS

TIJANA J. DVORNIC

JENNA E. LEVINE

RYAN A. McLEOD

ANITHA REDDY

JOHN L. ROBINSON

JOHN R. SOBOLEWSKI

STEVEN WINTER

GEORGE A. KATZ (1965-1989) JAMES H. FOGELSON (1967-1991) LEONARD M. ROSEN (1965-2014) OF COUNSEL

WILLIAM T. ALLEN

MARTIN J.E. ARMS

MICHAEL H. BYOWITZ

GEORGE T. CONWAY III

KENNETH B. FORREST

SELWYN B. GOLDBERG

PETER C. HEIN

MEYER G. KOPLOW

LAWRENCE S. MAKOW

DOUGLAS K. MAYER

MARSHALL L. MILLER

PHILIP MINDLIN

ROBERT M. MORGENTHAU

DAVID S. NEILL

HAROLD S. NOVIKOFF LAWRENCE B. PEDOWITZ

ERIC S. ROBINSON

PATRICIA A. ROBINSON*

ERIC M. ROTH

PAUL K. ROWE

DAVID A. SCHWARTZ

MICHAEL J. SEGAL

ELLIOTT V. STEIN

WARREN R. STERN

PATRICIA A. VLAHAKIS

AMY R. WOLF

* ADMITTED IN THE DISTRICT OF COLUMBIA COUNSEL
DAVID M. ADLERSTEIN AMANDA K. ALLEXON LOUIS J. BARASH FRANCO CASTELLI DIANNA CHEN ANDREW J.H. CHEUNG PAMELA EHRENKRANZ KATHRYN GETTLES-ATWA ADAM M. GOGOLAK	NANCY B. GREENBAUM MARK A. KOENIG LAUREN M. KOFKE J. AUSTIN LYONS ALICIA C. McCARTHY PAULA N. RAMOS S. CHRISTOPHER SZCZERBAN JEFFREY A. WATIKER
Direct Dial: (212) 403-1394 Direct Fax: (212) 403-2394 E-Mail: DKLam@wlrk.com July 16, 2018

VIA HAND DELIVERY AND EDGAR

John Reynolds

Assistant Director

Office of Natural Resources

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Osprey Energy Acquisition Corp.

Preliminary Proxy Statement on Schedule 14A

Filed June 14, 2017

File No. 001-38158

Dear Mr. Reynolds:

On behalf of our client, Osprey Energy Acquisition Corp. (“Osprey” or the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated July 11, 2018 (the “Comment Letter”) regarding the Company’s preliminary proxy statement on Schedule 14A initially filed with the Commission on June 14, 2018 (the “Proxy Statement”). In connection with this letter, the Company is filing on EDGAR an amendment to the Proxy Statement (“Amendment No. 1”) on the date hereof. We are separately furnishing to the Staff a courtesy copy of Amendment No. 1 marked to show the changes from the original Proxy Statement.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have set out the text of the comments from the Comment Letter in bold below, followed by the Company’s responses. Page numbers refer to the page numbers in Amendment No. 1.

Summary of the Proxy Statement, page 18

1.	We note your disclosure that Royal has historically operated with high cash margins, converting a large percentage of revenue to free cash flow, the majority of which can be distributed to its shareholders. We also note your disclosure on page 103 that you expect to have sufficient free cash flow, liquidity and financial flexibility to pay out “quarterly dividends.” In an appropriate section, please describe your dividend policy and clarify, if true, that under your second amended and restated charter and organizational documents, you will have no obligation to pay dividends.

Response: The Company has revised the Proxy Statement on page 22 of Amendment No. 1 in response to the Staff’s comment.

Summary Historical Reserve and Operating Data of Royal and the Royal Entities, page 35

2.	Revise the notes to your pro forma reserve and operating data here and elsewhere in your filing to clearly explain how the pro forma information has been calculated. For example, if true, explain that the pro forma information has been developed by specifically identifying and removing from historical amounts the impact of properties not being contributed.

Response: The Company has revised the Proxy Statement on pages 35, 155 and 157 of Amendment No. 1 in response to the Staff’s comment.

3.	Explain to us how you have considered the requirement to disclose production, by final product sold, of oil, gas, and other products, for each field that contains 15% or more of your total proved reserves expressed on an oil-equivalent-barrels basis. See Item 1204(a) of Regulation S-K.

Response: The Company respectfully advises the Staff that, upon consideration of the requirements pursuant to Item 1204(a) of Regulation S-K, the Company has determined that for the year ended December 31, 2017, its production, by final product sold, was generated from only one named field and/or geological formation—the Eagle Ford Shale—that contained 15% or more of the Company’s total proved reserves as of December 31, 2017. In this regard, the Company notes that Rule 4-10(a)(15) of Regulation S-X defines a “field” as:

An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition. There may be two or more reservoirs in a field that are separated…laterally by local geological barriers…. Reservoirs that are associated by being in overlapping or adjacent fields may be treated as a single or common operational field. The geological terms structural feature and stratigraphic condition are intended to identify localized geological features as opposed to the broader terms of basins, trends, provinces, plays, areas-of-interest, etc. [Emphasis Added]

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In accordance with the definition set forth above, the Company groups its assets into named fields and/or geological formations and operates its assets consistent with this classification. The Company’s target horizontal zones in the Eagle Ford Shale produce from a continuous hydrocarbon column and have substantially the same production profiles, operating expense characteristics and capital requirements.

The Company did not provide separate disclosure in the Proxy Statement of its other formations production by final product sold because none of its other formations contained 15% or more of its total proved reserves as of December 31, 2017.

The Company believes this approach is consistent both with the manner in which other registrants that operate in the Eagle Ford Shale report their results, including production by final product sold, and the understanding of shareholders. Moreover, the Company believes that the disclosure of its production by final product sold for individual target horizontal zones would be neither meaningful nor helpful to shareholders. Although the Company’s target horizontal zones in the other formations in which it operates contain geologic differences from its target horizontal zones in the Eagle Ford Shale, the individual target horizontal zones within each of the other formations in which it operates and the Eagle Ford Shale generally contain the same geologic features and stratigraphic conditions and therefore produce relatively consistent results. Accordingly, the Company respectfully submits that the presentation of production by final product sold from each of such target horizontal zones would provide shareholders with negligible additional information regarding the Company’s assets and operations.

Risk Factors, page 40

4.	We note Osprey shareholders will vote on proposals to approve and adopt amendments to your amended and restated certificate of incorporation that will adopt Delaware as the exclusive forum for certain stockholder litigation and require the affirmative vote of the holders of at least 75% of the voting power of all outstanding shares of capital stock of Osprey to amend, repeal or adopt certain provisions of your charter. Please provide a risk factor discussing the material risks to shareholder rights in adopting these provisions.

Response: The Company has revised the Proxy Statement on page 62 of Amendment No. 1 in response to the Staff’s comment.

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Unaudited Pro Forma Condensed Consolidated Combined Financial Information of Osprey, page 65

5.	We note your disclosures under this heading on page 66, also on pages 34 and 111, indicating you plan to account for the acquisition of the Royal Entities as a reverse recapitalization, with the Royal Entities depicted as the accounting acquirer. Please submit the analysis that you performed in formulating your view, considering the factors outlined in FASB ASC 805-10-55-10 through 55-15, and the entire range of transaction scenarios, including possible exercises of warrants and redemptions.

Response: The Company respectfully advises the Staff that the Company considered in detail the factors set forth in ASC 805-10-55-12 for determining which of the combining entities is the acquirer for accounting purposes, which includes (1) the entity that issues its equity interests to effect the business combination; (2) the relative voting rights of the combined entity after the business combination; (3) the presence of a large minority interest; (4) the composition of the governing body of the combined entity; (5) the composition of senior management in the combined entity; (6) that the combining entity pays a premium over the pre-combination fair value of the equity interest of the other combining entity; and (7) the relative size of the combining entities. The Company determined that the foregoing factors (1), (2) and (5) weigh in favor of treating the Company as the accounting acquirer, and the foregoing factors (3), (4) and (7) weigh in favor of treating the Royal Entities as the accounting acquirer.

While no hierarchy of factors has been established, the Company considers some to be more important to the decision than others. First, ASC 805-10-55-12 lists the primary factor when determining the accounting acquirer as the entity issuing equity. This primary factor can only be challenged by the analysis of several other secondary factors. Many of these secondary factors assess the “functional” control conditions, such as voting control and governance at both the board and executive level, etc. The Company determined, despite the issuance of equity by the Company in the business combination, to account for the business combination as a reverse recapitalization based on the balance of these secondary factors, including based on the fact that Royal Resources L.P. (“Royal”) and Blackstone Management Partners, L.L.C. (“Blackstone”) will have the right to designate a majority of the members of the board of directors of the Company as of and following the closing of the business combination pursuant to the shareholders agreement to be entered into at the closing and the fact that Royal is expected to hold 46.6% of the shares of voting stock of the Company following the closing of the business combination, assuming no redemptions, and the remainder of voting interests of the Company are expected to be widely held by the public (other than the 8.0% stake expected to be held by Osprey Sponsor, LLC). Any redemptions of the Company’s common stock in connection with the closing would increase the voting interest in the Company held by Royal following the closing of the business combination, and may result in Royal owning more than a majority of the shares of voting stock of the Company following the closing of the business combination. The Company’s warrants are not exercisable until 30 days after the closing of the business combination and the Company determined that, if the warrants are in the money and exercised at that time, they would not significantly alter the foregoing analysis.

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6.	Given the prospect of having the Royal Entities depicted as the predecessor in subsequent periodic reports, if the transaction is appropriately reported as a reverse merger, please clarify your plan for handling the transition guidance in FASB ASC 606-10-15 for the predecessor, and reconcile with the disclosure on page F-32.

Also address the application of this guidance for the interim periods depicted in the pro forma presentation, to conform accounting policies of both entities.

Response: The Company respectfully advises the Staff that Royal is currently a private company that did not early adopt FASB ASC 606 and therefore anticipated adopting the guidance in FASB ASC 606 on January 1, 2019. Management of Royal continues to evaluate the impact of ASC 606. Based upon management’s current evaluation, Royal intended to use the modified retrospective approach upon adoption and did not anticipate recording or disclosing any material transition adjustments upon adoption.

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The Company elected to use the private company adoption deadlines permitted for emerging growth companies with respect to FASB ASC 606 and therefore anticipated adopting the guidance in FASB ASC 606 on January 1, 2019.

Upon closing of the transaction, the Company expects to continue being an emerging growth company and will therefore adopt the guidance in FASB ASC 606 on January 1, 2019. The Company expects to use the modified retrospective approach upon adoption and does not anticipate recording or disclosing any material transition adjustments upon adoption. This analysis applies to the historical financial information of the Royal Entities as well as the interim periods depicted in the pro forma presentation.

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7.	As the audit report for the Royal Resources L.P. financial statements does not include reference to standards of the PCAOB and does not conform to the audit reporting guidance in AS 3101, as to basic elements, please describe any arrangements that you have to obtain an audit for the historical periods of the predecessor, as a public entity.

Please describe any independence concerns, and any incremental procedures that would need to be performed, that currently preclude such representations.

Response: The Company has made arrangements with the independent auditors of Royal, that have audited the historical financial statements of Royal under Generally Accepted Auditing Standards, to convert to an audit performed under the standards of the PCAOB which will be included in the Form 8-K to be filed upon closing of the transaction described in the proxy statement.

There are no independence concerns between Royal and their auditors and there are no incremental procedures needed to be performed from an independence perspective in order to convert to an audit performed under the standards of the PCAOB.

8.	Please expand your disclosure pertaining to the two scenarios depicted in the pro forma statements on pages 67-69, and any corresponding disclosures elsewhere in the filing, to clarify whether these represent the minimum and maximum redemption scenarios, also to clarify whether there are any other possible variations in transaction terms that are not represented by your pro forma presentation.

Response: The Company has revised the Proxy Statement on page 2 of Amendment No. 1 in response to the Staff’s comment.

Proposal No.1 – The Business Combination Proposal, page 82

Second Amended and Restated Charter, page 94

9.	Please disclose the material differences in the rights of security holders as a result of the business combination. We note your summary of the second amended and restated charter here and the Charter Proposal on page 119. Refer to Item 1004(a)(2)(v) of Regulation M-A and Item 14(b)(4) of Schedule 14A.

Response: The Company has revised the Proxy Statement on pages 124-26 of Amendment No. 1 in response to the Staff’s comment.

Background of the Business Combination, page 97

10.	Please disclose the size and material attributes of the other potential acquisition targets that Osprey considered.

Response: The Company has revised the Proxy Statement on page 98 of Amendment No. 1 in response to the Staff’s comment.

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11.	Please revise to clarify how discussions and due diligence progressed with respect to other potential acquisition targets, including when, if at all, active discussions with other targets occurred, and when the Osprey board determined to not pursue other targets. In that regard, we note your disclosure that, on April 30, 2018, the Osprey board held a meeting to receive an update on Osprey’s discussions and due diligence findings with potential acquisition targets, including Royal, and determined that a potential acquisition of Royal’s assets was more attractive than the other potential acquisition targets under consideration.

Response: The Company has revised the Proxy Statement on page 99 of Amendment No. 1 in response to the Staff’s comment.

12.	Please clarify how Osprey determined the mix of consideration and valuation of its offers. By way of example only, we note Osprey’s initial offer of $245 million in cash and $465 million in common stock for the Royal assets. Please also disclose the cash and equity components of Blackstone’s initial proposal for total consideration of $1 billion.

Response: The Company has revised the Proxy Statement on page 99 of Amendment No. 1 in response to the Staff’s comment.

13.	Disclose how the parties reached the consensus that the combined entity will be operated using an “Up-C” structure. We note your disclosure on page 5.

Response: The Company has revised the Proxy Statement on page 100 of Amendment No. 1 in response to the Staff’s comment.

14.	Please disclose the material terms of the initial Contribution Agreement.

Response: The Company has revised the Proxy Statement on page 100 of Amendment No. 1 in response to the Staff’s comment.

15.	Please further describe the equity and debt alternatives that the Osprey board discussed on May 9, 2018.

Response: The Company has revised the Proxy Statement on page 101 of Amendment No. 1 in response to the Staff’s comment.

16.	Please clarify the material “remaining open items in the transaction agreements” negotiated from May 31, 2018 until June 3, 2018.

Response: The Company has revised the Proxy Statement on page 101 of Amendment No. 1 in response to the Staff’s comment.

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Osprey’s Board of Directors’ Reasons for the Approval of the Business Combination, page 101

17.	Please identify the comparable public companies and transactions that the Osprey board reviewed in connection with its recommendation to approve the business combination.

Response: The Company has revised the Proxy Statement on page 103 of Amendment No. 1 in response to the Staff’s comment.

18.	Please describe further the financial and valuation analysis of the Royal Entities and the business combination that the Osprey board reviewed in connection with its recommendation to approve the business combination.

Response: The Company has revised the Proxy Statement on page 103 of Amendment No. 1 in response to the Staff’s comment.

Unaudited Prospective Financial Information, page 105

19.	Please disclose the material assumptions underlying the unaudited prospective financial information. In that regard, we note your disclosure that this information “reflects assumptions as to certain business decisions that are subject to change.”

Response: The Company has revised the Proxy Statement on page 107 of Amendment No. 1 in response to the Staff’s comment.

20.	Please define “First Call pricing.”

Response: The Company has revised the Proxy Statement on page 107 of Amendment No. 1 in response to the Staff’s comment.

Regulatory Matters, page 118

21.	We note the disclosure that the business combination is subject to the requirements of the HSR Act. Please disclose whether the parties have filed the required notification under the HSR Act and the rules thereunder and whether the applicable waiting period has been terminated. Refer to Item 14(b)(5) of Schedule 14A.

Response: The Company has revised the Proxy Statement on pages 25 and 119 of Amendment No. 1 in response to the Staff’s comment.

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Oil and Natural Gas Data, page 152

Proved Undeveloped Reserves, page 155

22.	You disclose that upward revisions of 12,891 were primarily a result of changes in pricing. If material additional or offsetting factors contributed to the upward revisions, separately identify and disclose those factors. See Item 1203(b) of Regulation S-K.

Response: The Company has revised the Proxy Statement on page 160 of Amendment No. 1 in response to the Staff’s comment.

23.	Discuss investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves, including, but not limited to, capital expenditures. See Item 1203(c) of Regulation S-K.

Response: As an owner of royalty interests and not working interests, the contributed Royal Entities were not required to make capital expenditures and did not make capital expenditures to convert PUD reserves from undeveloped to developed. The Company has revised page 160 of Amendment No. 1 in response to the Staff’s comment.

Oil and Natural Gas Production Prices and Production Costs, page 156

24.	Revise your disclosure of producing wells to include total gross and net productive wells, expressed separately for oil and gas. See Item 1208(a) of Regulation S-K.

Response: The Company has revised Amendment No. 1 in response to the Staff’s comment. Please see page 161 of Amendment No. 1.

25.	Revise your disclosure of developed and undeveloped acreage to include total gross and net acreage. See Items 1208(a) and 1208(b) of Regulation S-K.

Response: The Company has revised the Proxy Statement on page 161 of Amendment No. 1 in response to the Staff’s comment.

Financial Statements, page F-1

Royal Resources LP and Subsidiaries – Audited Financial Statements, page F-36

Notes to Consolidated Financial Statements, page F-41

Note 13. Supplemental Information on Oil and Natural Gas Operations (Unaudited), page F-49

26.	Revise your disclosure regarding changes in reserves due to revisions to provide an appropriate explanation of significant changes. The revised disclosure should provide reasonable detail, by year, for all significant changes. See FASB ASC paragraph 932-235-50-5.

Response: The Company has revised the Proxy Statement on page F-50 of Amendment No. 1 in response to the Staff’s comment.

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Report of Ryder Scott Company, Annex I-1

27.	Obtain and file a revised report that includes the purpose for which the report was prepared. See Item 1202(a)(8)(i) of Regulation S-K. Note that this comment also applies to the report appearing at Annex I-17.

Response: The Company has obtained and filed revised reports appearing at Annex I-1 and Annex I-17.

Report of Netherland, Sewell and Associates, Inc.

28.	The report of Netherland, Sewell and Associates includes volumes attributable to probable and possible reserves which are not included in the filing. Revise your filing to include these volumes, together with the disclosure required by Item 1202(a)(5) of Regulation S-K. Alternatively, obtain and file a revised report that excludes these volumes.

Response: The Company has obtained and filed a revised report appearing at Annex I-33.

Other

29.	Please include the proxy card in an amendment and mark it as a “preliminary copy” in accordance with Rule 14a-6(e)(1) of Regulation 14A. In your revision, please also disclose whether the approval of certain proposals is conditioned upon the approval of other proposals. We note your disclosure on page 4 of the proxy statement. See Rule 14a-4(a)(3) of Regulation 14A. We may have additional comments upon review of your preliminary proxy card.

Response: The Company has revised the Proxy Statement on pages 4 and 80 and of Amendment No. 1 and has included a preliminary copy of the proxy card appended to the end of Amendment No. 1 in response to the Staff’s comment.

* * * * * *

We hope that the foregoing, and the revisions to the Proxy Statement, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1394 or Remi P. Korenblit at (212) 403-1194.

Very truly yours,

/s/ David K. Lam
David K. Lam

Enclosures

cc:	Osprey Energy Acquisition Corp.
Jeffrey F. Brotman

Kirkland & Ellis LLP
Claire E. James

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